UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GulfMark Offshore, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

402629505 402629406
(CUSIP Number)

Brandon Teague 301 Commerce Street, Suite 3200 Fort Worth, Texas 76102 (817) 332-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”), reported herein is 1,177,150 which constitutes approximately 16.4% of the 7,193,490 shares deemed outstanding pursuant to Rule 13d-3(d)(1).

SCHEDULE 13D

CUSIP No.	402629505 402629406

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Captain Q, LLC 82-1730340
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,177,150 (2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,177,150 (2)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,177,150 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (2) (3)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	See Item 3.
(2)	Captain Q, LLC, has sole voting and dispositive power over the shares reported herein as the general partner of 5 Essex, L.P.
(3)	Pursuant to Rule 13d-3(d)(1)(i), the number of shares of the Common Stock deemed to be outstanding is 7,193,490.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amends its Schedule 13D Statement dated November 22, 2017 (the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share, of GulfMark Offshore, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated in its entirety as follows:

As described in the Current Report filed by the Issuer on May 18, 2017, on May 17, 2017, the Issuer filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue a Chapter 11 Plan of the Issuer (the “Plan”). On October 4, 2017, the Bankruptcy Court entered an order confirming the Plan. A copy of the Plan is attached as Exhibit 2.1 to the Current Report filed by the Issuer on October 5, 2017. 5 Essex was a holder of Unsecured Notes Claims (as described in the Plan), and, at the time of effectiveness of the Plan on November 14, 2017, 5 Essex received 1,168,816 shares of the Common Stock issued under the Plan.

Upon the effectiveness of the Plan on November 14, 2017, 5 Essex received 1,168,816 shares of the Common Stock in aggregate as follows: (i) 347,597 shares in exchange for $41,891,000 of Unsecured Notes Claims, (ii) 745,871 shares in exchange for $15,536,492.93 paid by 5 Essex to exercise 5 Essex’s rights to purchase such shares in the Rights Offering described in the Plan (including by backstopping the Rights Offering), and (iii) 75,348 shares as a commitment premium for backstopping the Rights Offering.

In addition, Captain Q expended $158,346 of the funds of 5 Essex to purchase 8,334 shares of the Common Stock.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following:

As previously announced by the Issuer, on July 15, 2018, the Issuer entered into a merger agreement (the “Merger Agreement”) with Tidewater Inc. (“Tidewater”).

Concurrently with the execution of the Merger Agreement, Captain Q (on behalf of 5 Essex) entered into a voting and support agreement with Tidewater (the “Voting Agreement”) in which 5 Essex has agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote 914,882.01 of the shares reported herein (the “Covered Shares”) in favor of the adoption of the Merger Agreement and the approval of the Transactions, including the Mergers (as such terms are defined in the Merger Agreement). 5 Essex also agreed to certain restrictions on transfer of the Covered Shares as well as restrictions on transfer of voting rights with respect to the Covered Shares. The obligations of 5 Essex under the Voting Agreement will automatically terminate without any further action required by any person upon the earliest to occur of (i) the date on which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Mergers become effective; (iii) the occurrence of a Company Change in Recommendation (as defined in the Merger Agreement) made by the Issuer’s board of directors in compliance with the terms of the Merger Agreement; (iv) certain amendments to the Merger Agreement; or (v) the mutual agreement of Tidewater and 5 Essex to terminate the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is hereby incorporated by reference and filed as Exhibit 99.3 hereto.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Captain Q

Because of its position as the sole general partner of 5 Essex, Captain Q may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,177,150 shares of the Common Stock, which constitutes approximately 16.4% of the 7,193,490 shares of the Common Stock deemed to be outstanding.

Controlling Persons

RS

Because of its position as the sole manager of Captain Q, RS may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,177,150 shares of the Common Stock, which constitutes approximately 16.4% of the 7,193,490 shares of the Common Stock deemed to be outstanding.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of Captain Q, Raynor may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 1,177,150 shares of the Common Stock, which constitutes approximately 16.4% of the 7,193,490 shares of the Common Stock deemed to be outstanding.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Captain Q

As the sole general partner of 5 Essex, Captain Q has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,177,150 shares of the Common Stock.

Controlling Persons

RS

As the sole manager of Captain Q, RS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,177,150 shares of the Common Stock.

Raynor

Since Raynor controls and indirectly wholly owns RS, which is the sole manager of Captain Q, Raynor has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,177,150 shares of the Common Stock.

(c)

To the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Common Stock during the past 60 days.

(d)

The Reporting Person affirms that no person other than the persons named in Item 2 has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding at the end thereof the following:

As previously announced by the Issuer, Captain Q (on behalf of 5 Essex) has entered into the Voting Agreement described above in Item 4.

A copy of the Voting Agreement is hereby incorporated by reference and filed as Exhibit 99.3 hereto.

As previously disclosed herein, Scott McCarty, who is an employee of RS, serves on the Board of Directors of the Issuer, and he has received cash and equity compensation in connection therewith. Such compensation has been assigned to RS. To date, 5,875 unvested restricted stock units have been paid.

Item 7.	Material to Be Filed as Exhibits

Exhibit No. – Description

99.1 – Backstop Commitment Agreement, dated May 15, 2017, among the Issuer, 5 Essex and the other signatories thereto (previously filed).

99.2 – Registration Rights Agreement, dated as of November 14, 2017, among the Issuer, 5 Essex and the other signatories thereto (previously filed).

99.3 – Voting and Support Agreement, dated July 15, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 17, 2018
Dated
CAPTAIN Q, LLC /s/ Brandon Teague
By: Brandon Teague, Vice President